

November 6, 2014

<u>Via E-Mail</u>
David Dyck
Senior Vice President and Chief Financial Officer
Penn West Petroleum Ltd.
Suite 200, 207 – 9th Avenue SW
Calgary, Alberta, Canada T2P 1K3

      Re: Penn West Petroleum Ltd.
              Form 40-F for the Fiscal Year ended December 31, 2013
              Filed March 7, 2014
              File No. 001-32895

Dear Mr. Dyck:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief